TABLE OF CONTENTS

File Pursuant To Rule 424(b)(5)
Registration No. 333-89133

Prospectus Supplement
May 23, 2000
(To Prospectus dated November 16, 1999)

$500,000,000

TRW Inc.

8 3/4% Notes due 2006

The notes will bear interest at a rate of 8 3/4% per year. Interest on the notes is payable semi-annually on May 15 and November 15 of each year, beginning on November 15, 2000. The notes will mature on May 15, 2006. TRW may redeem the notes in whole or in part, at its option at any time. The redemption prices are set forth under the caption "Description of the Notes – Optional Redemption."

	Per Note	Total
Public offering price (1):	99.299%	$496,495,000
Underwriting fees:	.625%	$ 3,125,000
Proceeds, before expenses, to TRW (1):	98.674%	$493,370,000

(1) Plus accrued interest from May 26, 2000, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company on or about May 26, 2000.

Joint Book-Running Managers

Banc of America Securities LLC **Salomon Smith Barney**

Senior Co-Managers

Chase Securities Inc. **Goldman, Sachs & Co.**
J.P. Morgan & Co. **Morgan Stanley Dean Witter**

Co-Managers

Banc One Capital Markets, Inc. **Blaylock & Partners, L.P.**
McDonald Investments Inc.
(A KeyCorp Company) **Mellon Financial Markets, LLC**

LOGO

TABLE OF CONTENTS

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different or additional information. We are offering to sell these securities and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference in this prospectus is accurate as of any date other than the date on the front cover of such document.

TRW

TRW is an international company that provides advanced technology products and services. The principal businesses of TRW and its subsidiaries are the design, manufacture and sale of products and the performance of systems engineering, research and technical services for industry and the United States Government in the automotive and aerospace and information systems markets. TRW operates its business in the following seven operating segments:

- Occupant Safety Systems;
- Chassis Systems;
- Automotive Electronics;
- Other Automotive;
- Space & Electronics;
- Systems & Information Technology; and
- Aeronautical Systems.

USE OF PROCEEDS

The net proceeds from the sale of the notes offered by this prospectus supplement, before expenses, will be $493,370,000. We will use the net proceeds to reduce the amount of our commercial paper borrowings. As of May 23, 2000, we had $1.64 billion of commercial paper outstanding, bearing interest at a weighted average annual rate of 6.59% and having due dates that ranged from overnight to 160 days.

DESCRIPTION OF THE NOTES

General

The following description of the particular terms of the notes offered by this prospectus supplement supplements the description of the general terms and provisions of debt securities under the heading "Description of Debt Securities" in the accompanying prospectus. If any part of the description contained in this section is inconsistent with that contained in "Description of Debt Securities" in the accompanying prospectus, this description will control.

The notes will be issued in an initial total principal amount of $500,000,000. The maturity date for the notes will be May 15, 2006. The notes are not entitled to any sinking fund provisions. TRW may issue additional notes of this series in the future.

Interest

The notes will bear interest at 8 3/4% per year, initially accruing from May 26, 2000. We will pay interest on the notes every May 15 and November 15, beginning November 15, 2000 to the persons in whose names the notes are registered as of the close of business on the preceding May 1 or November 1.

Optional Redemption

The notes are redeemable as a whole at any time or in part from time to time, at the option of TRW, at a redemption price equal to the greater of

(1) 100% of the principal amount of the notes to be redeemed, and

(2) the sum of the present values of the remaining scheduled payments of principal and interest on those notes from the redemption date to the maturity date, excluding any accrued interest, discounted, to

the redemption date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate plus .30%,

plus, in each case, any interest accrued but not paid to the redemption date.

"Treasury Rate" means, with respect to any redemption date for the notes:

(1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively-traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue, or

(2) if that release, or any successor release, is not published during the week preceding the calculation date or does not contain those yields, the annual rate equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue, expressed as a percentage of its principal amount, equal to the Comparable Treasury Price for that redemption date.

With respect to clause (1) above, if no maturity is within three months before or after the maturity date for the notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month. The Treasury Rate in each case will be calculated on the third business day preceding the redemption date.

"Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those securities. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the trustee under the indenture after consultation with TRW.

"Comparable Treasury Price" means with respect to any redemption date for the notes

(1) the average of four Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or

(2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all those quotations.

"Reference Treasury Dealer" means each of Banc of America Securities LLC, Salomon Smith Barney Inc. and two other primary United States Government securities dealers in New York City, each, a "Primary Treasury Dealer," appointed by the trustee in consultation with TRW; *provided, however*, that if any of the Reference Treasury Dealers referred to above shall cease to be a Primary Treasury Dealer, TRW shall substitute for that Reference Treasury Dealer another Primary Treasury Dealer.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that redemption date.

Notice of any redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of the notes to be redeemed.

On and after the redemption date interest will cease to accrue on the notes or portions of the notes called for redemption, unless TRW defaults in payment of the redemption price.

Book-Entry System

TRW will issue one or more global certificates representing the entire issue of notes. Except as set forth below, you may not exchange book-entry notes or interests in book-entry notes for certificated notes.

Each global note certificate representing book-entry notes will be deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. These certificates name DTC or its nominee as the owner of the notes. DTC or its nominee will thus be the only registered holder of the notes and will be considered the sole owner of the securities for purposes of the indenture described in the prospectus. DTC maintains a computerized system that will reflect the interests held by its participants in the global notes. An investor's beneficial interest will be reflected in the records of DTC's direct or indirect participants through an account maintained by the investor with its broker/dealer, bank, trust company or other representative.

Purchasers may only hold interests in the global notes through DTC if they are a participant in the DTC system. Purchasers may also hold interests through a securities intermediary—banks, brokerage houses and other institutions that maintain securities accounts for customers—that has an account with DTC or its nominee. DTC will maintain accounts showing the securities holdings of its participants, and these participants will in turn maintain accounts showing the securities holdings of their customers. Some of these customers may themselves be securities intermediaries holding debt securities for their customers. Thus, each beneficial owner of a book-entry note will hold that security indirectly through a hierarchy of intermediaries, with DTC at the "top" and the beneficial owner's own securities intermediary at the "bottom."

The securities of each beneficial owner of a book-entry note will be evidenced solely by entries on the books of the beneficial owner's securities intermediary. The book-entry system for holding securities eliminates the need for physical movement of certificates. However, the laws of some countries and some states in the United States may require some purchasers of any securities to take physical delivery of their securities in definitive form. These laws may impair the ability to own, transfer or pledge book-entry securities.

A beneficial owner of notes represented by a book-entry note may exchange the securities for certificated notes only if:

(1) DTC notifies TRW that it (or its nominee) is unwilling or unable to continue to act as a depositary registered under the Securities Exchange Act of 1934, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by TRW within 90 days, or

(2) TRW determines that the book-entry notes for any series of notes (in whole or in part) should be exchanged for certificated notes.

In addition to the foregoing, during the continuance of an event of default, holders of book-entry interests will be entitled to request and receive certificated notes. Such certificated notes will be issued to and registered as directed by that person only upon the request in writing made through a DTC participant.

In this prospectus supplement, for book-entry notes, references to actions taken by security holders will mean actions taken by DTC upon instructions from its participants, and references to payments and notices of redemption to security holders will mean payments and notices of redemption to DTC as the registered holder of the securities for distribution to participants in accordance with DTC's procedures.

TRW will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the book-entry securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests. TRW will wire principal and interest payments to DTC's nominee. TRW and the trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, TRW, the trustee and the paying agent will have no direct responsibility or liability to pay amounts due on the notes to owners of beneficial interests in the global securities.

DTC has advised TRW as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York

Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

DTC holds securities deposited with it by its participants, and it facilitates the settlement of transactions among its participants in those securities through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including the agents, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

UNDERWRITING

Under the terms and conditions set forth in an underwriting agreement, dated May 23, 2000, among us and the underwriters named below, we have agreed to sell to each of the underwriters and each of the underwriters severally has agreed to purchase from us the principal amount of the notes set forth opposite its name below. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions and that the underwriters will be obligated to purchase all of the notes if any are purchased.

Underwriter	Principal Amount of Notes
Banc of America Securities LLC	$ 170,000,000
Salomon Smith Barney Inc.	170,000,000
Chase Securities Inc.	25,000,000
Goldman, Sachs & Co.	25,000,000
J.P. Morgan Securities Inc.	25,000,000
Morgan Stanley & Co. Incorporated	25,000,000
Banc One Capital Markets, Inc.	15,000,000
Blaylock & Partners, L.P.	15,000,000
McDonald Investments Inc. (A KeyCorp Company)	15,000,000
Mellon Financial Markets, LLC	15,000,000
	$ 500,000,000

The underwriters propose to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession of no more than .375% of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount of no more than .25% of the principal amount of the notes to other dealers. The public offering price, concession and discount may be changed after the offering to the public of the notes.

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. The underwriters have advised us that they intend to make a market in the notes after the offering, although they are under no obligation to do so. The underwriters may discontinue any market-making activities at any time without any notice. We can give no assurance as to the liquidity of the trading market for the notes or that a public trading market for the notes will develop. If no active public trading market develops, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on factors such as prevailing interest rates, the market for similar securities, the performance of our company, as well as other factors not listed here.

We have agreed to indemnify the underwriters against, or to contribute to payments that the underwriters may be required to make with respect to, certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters, as well as dealers and agents, may purchase and sell notes in the open market. These transactions may include stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids and purchases made to prevent or slow a decline in the market price of the notes. Syndicate short positions arise when the underwriters or agents sell more notes than we are required to sell to them in the offering. The underwriters may also impose penalty bids whereby the underwriting syndicate may reclaim selling concessions allowed either syndicate members or broker dealers who sell notes in the offering for their own account if the syndicate repurchases the notes in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the notes, which may be higher as a result of these activities than it might otherwise be in the open market. These activities, if commenced, may be discontinued at any time without notice. We and the underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, we and the underwriters make no representation that the underwriters will engage in those types of transactions or that those transactions, once commenced, will not be discontinued without notice.

Each of the underwriters, and certain of their affiliates, have provided, and may continue to provide, investment banking, financial advisory, commercial banking and/or other services to us and our affiliates and have received, and may continue to receive, customary fees in connection with those services.

The Chase Manhattan Bank, an affiliate of Chase Securities Inc., is trustee under the indenture under which the notes will be issued.

LEGAL MATTERS

The validity of the notes will be passed upon for TRW by William B. Lawrence, TRW’s Executive Vice President, General Counsel and Secretary. Cravath, Swaine & Moore will pass upon some legal matters relating to the notes for the underwriters.

PROSPECTUS

TRW Logo

TRW INC.

$2,500,000,000

Debt Securities
Warrants to Purchase Debt Securities
Common Stock
Warrants to Purchase Common Stock
Stock Purchase Contracts
Stock Purchase Units

TRW Inc. may offer and sell debt securities, including convertible debt securities, warrants to purchase debt securities, common stock, warrants to purchase common stock, stock purchase contracts and stock purchase units. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Our common stock is listed on the New York, Chicago, Philadelphia, and Pacific Stock Exchanges under the symbol "TRW," and is also listed on the Frankfurt and London Stock Exchanges. If we decide to seek a listing of any debt securities, warrants to purchase debt securities, common stock, warrants to purchase common stock, stock purchase contracts or stock purchase units offered by this prospectus, the related prospectus supplement will disclose the exchange or market on which the securities will be listed or where we have made an application for listing.

This prospectus may be used to offer and sell securities only if accompanied by the prospectus supplement for those securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is November 16, 1999

TABLE OF CONTENTS

AVAILABLE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any materials we file with the SEC at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our common stock is listed on the New York, Chicago, Philadelphia, Pacific, Frankfurt and London Stock Exchanges. You may inspect information about TRW at the offices of the NYSE located at 20 Broad Street, New York, New York 10005.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different or additional information. We are not making an offer of these securities in any state or country where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this document or the documents incorporated by reference in this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" into this prospectus some of the information that we file with the SEC, which means that we can disclose important information to you by referring you to information in those documents. The information incorporated by reference is an important part of this prospectus. The following documents, which we have filed with the SEC, are incorporated into and specifically made a part of this prospectus by this reference:

- Annual Report on Form 10-K for the year ended December 31, 1998, as amended by Amendment No. 1 to such report, filed November 10, 1999;

- Quarterly Reports on Form 10-Q for the quarter ended March 31, 1999, for the quarter ended June 30, 1999 and the quarter ended September 30, 1999;

- The Current Reports on Form 8-K filed on January 28, 1999; February 5, 1999; March 26, 1999, as amended on May 17, 1999; May 27, 1999 and June 21, 1999 and the three Current Reports on Form 8-K filed on November 12, 1999; and

- The description of our common stock and related preference stock purchase rights contained in Exhibit 4(a) to our Form 10-Q for the quarter ended March 31, 1996 and our Form 8-A dated April 25, 1996, including any amendments and reports filed for the purpose of updating those descriptions.

In addition, (1) all documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and (2) all other documents filed by us with the SEC pursuant to the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus will be deemed to be incorporated by reference into this prospectus and will be a part of this prospectus from the date we file those documents with the SEC. Any statement contained in this prospectus or in a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to the securities being offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. You should refer to the registration statement for more information.

Statements contained in or incorporated by reference in this prospectus regarding the contents of any contract or other document referred to in this prospectus or in any incorporated document are presented in summary form. In each case, we refer you to the contract or other document filed as an exhibit to this prospectus or the documents incorporated by reference for complete terms of that document. The actual contract or document, not the statements in this prospectus, govern the matters set forth in those contracts and documents.

This prospectus incorporates documents by reference that contain important business and financial information about TRW that is not included in or delivered with this document. Copies of those documents, other than exhibits to those documents that are not specifically incorporated by reference into the documents, are available without charge to any person to whom this prospectus is delivered, upon written or oral request to:

TRW Inc.
1900 Richmond Road
Cleveland, Ohio 44124-2760
Attention: Financial Services
(216) 291-7654.

THE COMPANY

TRW is an international company that provides advanced technology products and services. The principal businesses of TRW and its subsidiaries are the design, manufacture and sale of products and the performance of systems engineering, research and technical services for private industry and the United States Government in the automotive and aerospace and information systems markets. Our principal products and services include:

- automotive chassis systems;
- automotive occupant safety systems;
- automotive electronics and engineered fasteners;
- automotive engine components and diesel systems;
- spacecraft;
- electronic systems, equipment and services;
- software and systems engineering support services;
- information technology; and
- aeronautical systems, products and services.

TRW was incorporated under the laws of Ohio on June 17, 1916. Our principal executive offices are at 1900 Richmond Road, Cleveland, Ohio 44124-2760.

Acquisition of LucasVarity

On May 10, 1999, TRW closed the acquisition of LucasVarity plc for an aggregate cash purchase price of approximately $6.8 billion. LucasVarity designs, manufactures and supplies advanced technology systems, products and services in the world's automotive and aerospace industries. LucasVarity had sales of approximately $7.088 billion for the year ended January 31, 1999, and total assets of approximately $7.453 billion as of January 31, 1999. TRW unconditionally committed to purchase all LucasVarity shares tendered on or prior to March 25, 1999, and LucasVarity is included in TRW's financial statements subsequent to that date.

USE OF PROCEEDS

Unless we otherwise indicate in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus and the applicable prospectus supplement for general corporate purposes. General corporate purposes include the repayment or refinancing of existing indebtedness, additions to working capital, capital expenditures and acquisitions. Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be described in the related prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table shows the ratio of earnings to fixed charges of TRW and its subsidiaries. For purposes of this ratio, "earnings" consist of earnings from continuing operations before income taxes adjusted for minority interests in earnings of consolidated subsidiaries, plus fixed charges, less undistributed earnings of affiliates which are less than fifty percent owned by TRW. "Fixed charges" consist of interest on borrowed funds, amortization of debt discount and expense and one-third of rental expense which is representative of the interest factor.

	Year Ended December 31,					Nine Months Ended
	1994	1995	1996	1997	1998	September 30, 1999
Ratio of earnings to fixed charges	3.9x	5.4x	3.4x(a)	2.9x(b)	5.2x	2.1x(c)

(a) The 1996 earnings from continuing operations before income taxes of $302 million includes a charge of $385 million as a result of actions taken in the automotive and space and defense businesses.

(b) The 1997 earnings from continuing operations before income taxes of $240 million includes a $548 million earnings charge for purchased in-process research and development related to the acquisition of BDM International, Inc.

(c) The earnings from continuing operations before income taxes of $435 million for the nine months ended September 30, 1999 includes an $85 million earnings charge for purchased in-process research and development related to the acquisition of LucasVarity.

DESCRIPTION OF DEBT SECURITIES

The debt securities will be issued under an indenture dated as of May 1, 1986, as supplemented, between TRW and The Chase Manhattan Bank, as successor trustee to Mellon Bank, N.A.

The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. A copy of the indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. We urge you to read the indenture because it, and not this description, defines your rights as holders of the debt securities issued under the indenture. In this description, references to "TRW" mean TRW Inc., alone and not together with any of its subsidiaries.

General

The indenture does not limit the amount of debt securities which we can issue. We may issue debt securities up to an aggregate principal amount as we may authorize from time to time. You should consult the applicable prospectus supplement for the following terms of the debt securities being offered:

- the type, total principal amount and authorized denominations of the debt securities;
- the percentage of the principal amount at which the debt securities will be issued;
- the date or dates on which the debt securities will mature;
- the rate or rates per year, which may be fixed or floating, at which the debt securities will bear interest, if any, or the method of determining the rate or rates;
- the interest payment dates and the record dates related to those dates, if any;
- sinking fund or redemption terms, if any;

- the terms, if any, upon which the debt securities may be convertible into or exchanged for our or any other issuer's or obligor's common stock, preferred stock, other debt securities or warrants for common stock, preferred stock, indebtedness or other securities of any kind and the terms and conditions upon which such conversion or exchange shall be effected, including the initial conversion or exchange price or rate, the conversion or exchange period and any other additional provisions;

- whether holders can require us to repurchase the debt securities;

- the currency or currencies for payment of the principal of, premium, if any, and interest, if any, on the debt securities;

- if the currency or currencies for payment of the principal of, premium, if any, and interest on the debt securities is at the purchaser's election, the manner in which that election may be made;

- the securities exchange, if any, on which the debt securities will be listed;

- whether the debt securities will be issued in the form of one or more global securities representing debt securities, and, if so, the identity of a depository for those global securities;

- the conversion or exchange provisions, if any; and

- any other terms of the debt securities, which terms will be consistent with the applicable indenture.

The prospectus supplement will also describe any material United States Federal income tax consequences or other special considerations applicable to the series of debt securities to which that prospectus supplement relates, including those applicable to:

- debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;

- debt securities with respect to which principal or interest is payable in a foreign or composite currency;

- debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and

- variable rate debt securities that are exchangeable for fixed rate debt securities.

For debt securities that are registered, the principal of, premium, if any, and interest on the debt securities may be paid at our option by check mailed to the address of the person entitled thereto as it appears in the register for those debt securities. Interest payments will be subject to applicable withholding taxes.

No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange.

Ranking

TRW currently intends to issue the debt securities as senior unsecured indebtedness of TRW, ranking equally with all other existing and future unsecured senior indebtedness of TRW. TRW Inc. had $8.1 billion of indebtedness for borrowed money outstanding and subsidiaries of TRW Inc. had $0.2 billion of indebtedness for borrowed money outstanding that was guaranteed by TRW Inc. as of September 30, 1999. All of TRW Inc.'s debt and all of TRW Inc.'s obligations under the guarantees of subsidiary debt rank equally with the senior debt to be issued under

the indenture. As of the date of this prospectus, no debt of TRW Inc. ranks senior to the senior debt that will be issued under the indenture and TRW Inc. has no subordinated debt outstanding. There are no restrictions on the incurrence of debt that ranks equally with the senior debt to be issued under the indenture. TRW Inc. cannot issue debt that ranks senior to any series of senior debt issued under the indenture without the consent of the holders of 66 2/3% in total principal amount of that series. This consent requirement is the only limitation in the indenture on the amount of indebtedness that TRW Inc. could issue that ranks senior to the senior debt issued under the indenture.

If we decide to issue any or all of the debt securities as subordinated debt securities, the prospectus supplement will set forth the terms of any indenture that may apply and the rights of the holders of such subordinated debt securities.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities. A global security is a security that represents, and is denominated in an amount equal to, the aggregate principal amount of the debt securities, or a portion of those securities, in either case having the same terms as the securities that it represents. The global securities will be deposited with, or on behalf of, the depository identified in the prospectus supplement relating to such series. Unless and until it is exchanged in whole or in part for debt securities in definitive form, a global security may not be transferred except as a whole by or to the depository for that global security or its successor, or any nominee of the depository or successor depository.

The specific terms of the depository arrangement with respect to any series of debt securities and the rights of and limitations on owners of beneficial interests in global securities representing debt securities will be described in the prospectus supplement relating to those debt securities.

Definitions from the Indenture

The following are some of the terms defined in the indenture:

“Attributable Debt” means, as to any particular lease under which any Person is liable at the time and at any date as of which the amount thereof is to be determined, the lesser of:

(1) the fair value of the property subject to such lease, as determined by the Board of Directors; or

(2) the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof, discounted from the respective due dates thereof to such date at the actual interest factor included in such rent.

The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of the rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Board of Directors” or “Board,” when used with reference to TRW, shall mean the Board of Directors of TRW, or the Executive Committee of the Board or any other committee of the Board to the extent that the powers of the Board have lawfully been delegated.

“Consolidated Funded Debt” means the Funded Debt of TRW and its Consolidated Subsidiaries consolidated in accordance with generally accepted accounting principles.

"Consolidated Net Tangible Assets" means the total of all assets of TRW and its Consolidated Subsidiaries appearing on a consolidated balance sheet prepared in accordance with generally accepted accounting principles, including the equity in and the net amount of advances to other Subsidiaries, after deducting therefrom, without duplication of deductions, as shown on such balance sheet, the sum of:

(1) intangible assets, including goodwill, cost of acquired businesses in excess of recorded net assets at acquisition dates, patents, licenses, trademarks, trade names, copyrights, unamortized debt discount and expense less unamortized debt premium, and corporate organization expense, but excluding deferred charges and prepaid expense;

(2) any write-up of the book value of any assets, other than

(a) equity in Subsidiaries which are not Consolidated Subsidiaries and

(b) as a result of currency revaluations,

resulting from the revaluation thereof subsequent to March 31, 1986;

(3) all liabilities of TRW and its Consolidated Subsidiaries other than:

(a) Funded Debt;

(b) capital stock;

(c) surplus;

(d) surplus reserves;

(e) reserves for deferred Federal income taxes arising from accelerated depreciation, investment and other tax credits, and similar provisions; and

(f) contingency reserves not allocated for any particular purpose;

(4) reserves for depreciation and amortization and other reserves, other than the reserves referred to in the preceding clause (3); and

(5) any minority interest in the shares of stock and surplus of any Consolidated Subsidiary.

"Consolidated Subsidiary" means each Subsidiary other than:

(1) any Subsidiary the accounts of which

(a) are not required by generally accepted accounting principles to be consolidated with those of TRW for financial reporting purposes and

(b) were not consolidated with those of TRW in TRW's then most recent annual report to shareholders and are not intended by TRW to be consolidated with those of TRW in its next annual report to shareholders; or

(2) any Subsidiary the primary business of which consists of financing the sale or lease of merchandise, equipment or services by TRW or any Subsidiary or owning, leasing, dealing in or developing real property, or providing services directly related thereto, or which is otherwise primarily engaged in the business of a finance or real estate company.

"Domestic Subsidiary" means each Consolidated Subsidiary other than:

(1) any Consolidated Subsidiary which the Board of Directors reasonably determines not to be material to the business or financial condition of TRW;

(2) any Consolidated Subsidiary the major portion of the assets of which are located, or the major portion of the business of which is carried on, outside the United States of America, its territories and possessions;

(3) any Consolidated Subsidiary which, during the 12 most recent calendar months, or such shorter period as shall have elapsed since its organization, derived the major portion of its gross revenues from sources outside the United States of America;

(4) any Consolidated Subsidiary the major portion of the assets of which consists of securities or obligations, or both, of one or more corporations, whether or not Consolidated Subsidiaries, of the types described in the preceding clauses (2) and (3); and

(5) any Consolidated Subsidiary organized after March 31, 1986 which TRW intends shall be operated in such manner as to come within one or more of the preceding clauses (2), (3) and (4).

"Exempted Indebtedness" means, as of any particular time, the sum of:

(1) the aggregate principal amount of all then outstanding indebtedness for borrowed money of TRW and its Domestic Subsidiaries incurred after May 1, 1986, and secured by any mortgage, security interest, pledge or lien other than those permitted under any of clauses (1) through (5) under the heading " — Covenants — Limitation on Liens" below; and

(2) all Attributable Debt pursuant to Sale and Leaseback Transactions incurred by TRW and its Domestic Subsidiaries after May 1, 1986, at that time outstanding other than that which is not prohibited by or is permitted pursuant to clause (1) or (2) under the heading "— Covenants — Limitation on Sale and Leaseback" below.

"Funded Debt" means all indebtedness for money borrowed having a maturity

(1) of more than 12 months from the date that indebtedness was incurred, or

(2) of 12 months or less but by its terms being renewable or extendable beyond 12 months from the date that indebtedness was incurred at the option of the borrower.

"Person" means any individual, partnership, corporation, business trust, joint stock company, trust, unincorporated organization, joint venture, government or any agency or political subdivision thereof or other entity.

"Principal Property" means any single manufacturing plant, engineering facility or research facility owned or leased by TRW or a Domestic Subsidiary other than any such plant or facility or portion thereof which the Board of Directors reasonably determines not to be of material importance to TRW and its Subsidiaries taken as a whole.

"Securities" means any debt securities authenticated and delivered under the indenture.

"Subsidiary" means each corporation of which TRW, or TRW and one or more Subsidiaries, or any one or more Subsidiaries, directly or indirectly owns securities entitling the holders thereof to elect a majority of the directors, either at all times or so long as there is no default or contingency which permits the holders of any other class or classes of securities to vote for the election of one or more directors. As used in this definition, the term "corporation" includes comparable types of business organizations authorized under the laws of foreign countries and the term "directors" includes the members of the governing bodies of those business organizations.

"Wholly Owned Domestic Subsidiary" means each Domestic Subsidiary all the outstanding shares of which, other than directors' qualifying shares, shall at the time be owned by TRW, or by TRW and one or more Wholly Owned Domestic Subsidiaries, or by one or more Wholly Owned Domestic Subsidiaries.

Covenants

We have agreed to some restrictions on our activities for the benefit of holders of the debt securities. The restrictive covenants described below will apply so long as any of the debt securities issued under the indenture are outstanding unless the holders of a particular series waive the covenant or the indenture is amended. The applicable prospectus supplement will describe any different or additional covenants.

Limitation on Liens

We have agreed that, so long as any debt securities remain outstanding under the indenture, we will not, and we will not cause or permit any Domestic Subsidiary to, directly or indirectly, create or assume any mortgage, encumbrance, lien, pledge or security interest of any kind upon or in

(1) any of its interests in any Principal Property, or

(2) any shares of capital stock or indebtedness of any Domestic Subsidiary,

whether that interest, capital stock or indebtedness is now owned or hereafter acquired, if that mortgage secures or is intended to secure, directly or indirectly, the payment of any indebtedness for borrowed money evidenced by notes, bonds, debentures or other similar evidences of indebtedness ("Debt") without making effective provision, and TRW in that case will make or cause to be made effective provision, whereby all of the Securities shall be secured by that mortgage equally and ratably with any other Debt thereby secured.

This restriction does not apply to:

(1) mortgages on any Principal Property acquired, constructed or improved by TRW or any Domestic Subsidiary after the date of the indenture which are created or assumed contemporaneously with, or within 120 days after, that acquisition or completion of that construction or improvement to secure or provide for payment of any part of the purchase price of that Principal Property or the cost of that construction or improvement incurred after May 1, 1986, or, in addition to mortgages contemplated by clauses (2) and (3) below, mortgages on any such Principal Property existing at the time or placed thereon at the time of acquisition or leasing thereof by TRW or any Domestic Subsidiary, or conditional sales agreements or other title retention agreements with respect to any Principal Property now owned or leased or hereafter acquired or leased by TRW or a Domestic Subsidiary;

(2) mortgages on property, which includes shares of capital stock or indebtedness of a corporation, of a corporation existing

(a) at the time that corporation becomes a Domestic Subsidiary or is merged or consolidated with TRW or a Domestic Subsidiary, or

(b) at the time of a sale, lease or other disposition of the properties of that corporation, or a division thereof, or other Person as an entirety or substantially as an entirety, to TRW or a Domestic Subsidiary,

provided that no such mortgage shall extend to any other Principal Property of TRW or any Domestic Subsidiary or to any shares of capital stock or any indebtedness of any Domestic Subsidiary;

(3) mortgages created by TRW or a Domestic Subsidiary to secure indebtedness of TRW or a Domestic Subsidiary to TRW or to a Wholly Owned Domestic Subsidiary;

(4) mortgages in favor of the United States of America or any state, territory or possession thereof, or any foreign country or any department, agency, instrumentality or political

subdivision of any of such domestic or foreign jurisdictions to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any debt incurred for the purpose of financing all or part of the purchase price of, or the cost of constructing, the property subject to such mortgages; and

(5) mortgages for the sole purpose of extending, renewing or replacing, or successively extending, renewing or replacing, in whole or in part any mortgage existing on May 1, 1986 or referred to in the foregoing clauses (1) to (4) inclusive or of any debt secured thereby; provided, however, that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of that extension, renewal or replacement, and that extension, renewal or replacement mortgage will be limited to all or a part of the property which secured the mortgage so extended, renewed or replaced, plus improvements on that property.

Notwithstanding the foregoing provisions, TRW or any Domestic Subsidiary may, without equally and ratably securing all the Securities of each series, create or assume mortgages which would otherwise be subject to the foregoing restrictions if at the time of such creation or assumption, and after giving effect thereto, Exempted Indebtedness does not exceed 15% of Consolidated Net Tangible Assets determined as of the date not more than 90 days prior thereto.

Limitation on Sale and Leaseback

TRW will not, and it will not permit any Domestic Subsidiary to, sell, lease or transfer any Principal Property owned by TRW or a Domestic Subsidiary as an entirety, or any substantial portion thereof, to anyone other than a Wholly Owned Domestic Subsidiary, or TRW or a Wholly Owned Domestic Subsidiary in the case of a Domestic Subsidiary, with the intention of taking back a lease of that property, a "Sale and Leaseback Transaction," except a lease for a period of not more than 36 months by the end of which it is intended that the use of that property by the lessee will be discontinued.

Notwithstanding the foregoing, TRW or any Domestic Subsidiary may sell any such property and lease it back if the net proceeds of that sale are at least equal to the fair value, as determined by resolution adopted by the Board of Directors of TRW, of that property, and:

(1) TRW or such Domestic Subsidiary would be entitled, pursuant to clauses (1) through (5) of the foregoing Limitation on Liens covenant, to create Debt secured by a mortgage on the Principal Property to be leased in an amount equal to the Attributable Debt with respect to that Sale and Leaseback Transaction without equally and ratably securing all the debt securities issued under the indenture, or

(2) if that sale or transfer does not come within the exception provided by the preceding clause, the net proceeds of that sale shall, and in any such case TRW covenants that they will, within 120 days after that sale, be applied, to the greatest extent possible, either

(a) to the redemption of Securities subject to and in accordance with the provisions of the indenture and at the then applicable Redemption Price or to the acquisition and delivery to the trustee for cancellation of Securities, that acquisition to be at a price not exceeding the principal amount thereof plus accrued and unpaid interest and brokerage fees, or

(b) to the retirement of other Consolidated Funded Debt of TRW ranking at least on a parity with the Securities of each series, or in part to one or more of such alternatives and in part to another;

provided that, in lieu of applying all or any part of that net proceeds to that redemption, TRW may, within 90 days after that sale, deliver to the trustee for cancellation, or receive credit for theretofore delivered and cancelled, Securities previously authenticated and delivered by the trustee and not theretofore tendered for mandatory sinking fund purposes or called for the mandatory sinking fund and with respect to which credit under this Limitation on Sale and Leaseback section had not theretofore been received, and an officers' certificate stating that TRW elects to deliver such Securities in lieu of redeeming Securities as provided above. If TRW shall so deliver Securities to the trustee, or receive credit for Securities so delivered, the amount of cash which TRW shall be required to apply to the redemption of Securities under this Limitation on Sale and Leaseback section shall be reduced by an amount equal to the aggregate principal amount of such Securities.

Notwithstanding the foregoing provisions, TRW or any Domestic Subsidiary may enter into Sale and Leaseback Transactions if, at the time of such entering into, and after giving effect thereto, Exempted Indebtedness does not exceed 15% of Consolidated Net Tangible Assets determined as of a date not more than 90 days prior thereto.

Leveraged Transactions

Other than the restrictions on liens and sale and leaseback transactions described above, or as may be set forth in the applicable prospectus supplement with respect to any series of debt securities, the indenture does not contain and the debt securities will not contain any covenants or other provisions designed to afford holders of the debt securities protection in the event of a highly leveraged transaction involving TRW.

Events of Default

The indenture defines an event of default with respect to any series of debt securities as any one of the following events, unless it is inapplicable:

(1) failure of TRW for 60 days to pay interest on any debt security of that series;

(2) failure of TRW to pay principal or premium, if any, when due with respect to any debt securities of that series;

(3) failure of TRW for 10 days to satisfy any sinking fund obligation with respect to any debt securities of that series;

(4) failure of TRW for 75 days after appropriate notice to perform any other covenant or agreement in the indenture applicable to that series; or

(5) events of bankruptcy, insolvency or reorganization specified in the indenture.

The applicable prospectus supplement will describe any additional or different events of default.

No event of default with respect to a particular series of debt securities necessarily constitutes an event of default with respect to any other series of debt securities. If an event of default shall occur and be continuing with respect to any series of debt securities, the trustee or the holders of not less than 25% of the total principal amount of the debt securities of that series then outstanding may declare the principal of that series, or a portion of the principal amount in the case of original issue discount securities, to be due and payable. Any event of default with respect to a particular series of debt securities, other than nonpayment of principal, premium, interest, or sinking fund installments, may be waived by the holders of a majority of the total principal amount of the outstanding debt securities of that series.

The indenture requires TRW to file annually with the trustee a written statement of certain of our officers as to the existence of defaults in performance of any covenants contained in the

indenture. The trustee may withhold notice to the holders of debt securities of a particular series of any default if the trustee determines in good faith that its withholding of notice is in the interest of the holders of those securities. However, the trustee may not withhold notice if our default is in the payment of principal, premium if any, interest, or in the making of any sinking fund payment.

Consolidation, Merger or Sale

The indenture provides that TRW may consolidate with, or sell or convey all or substantially all of its assets to, or merge into, any other entity, if:

(1) the corporation formed by that consolidation or into which we are merged, or the entity which acquired all or substantially all of TRW's assets shall be organized and existing under the laws of the United States of America or any state thereof;

(2) that entity expressly assumes the due and punctual payment of the principal of, and premium, if any, and interest on all the Securities and the due and punctual performance and observance of all of the covenants and conditions of the indenture to be performed, observed or satisfied by TRW;

(3) immediately after that merger or consolidation, or that sale or conveyance, no event of default shall have occurred or be continuing; and

(4) that entity shall not immediately thereafter have outstanding any secured indebtedness not permitted by the covenant described under "— Covenants — Limitation on Liens," unless that entity has secured the Securities equally and ratably with the debt secured by the mortgage securing that other indebtedness, if that entity could not create such other mortgage without violating that covenant.

Defeasance

The indenture provides that TRW, at its option, either:

(1) will be discharged from any and all obligations with respect to any series of debt securities, except for certain obligations to register the transfer or exchange of the securities, replace stolen, lost or mutilated securities, maintain paying agencies and hold moneys for payment in trust, or

(2) need not comply with the restrictive covenants of the indenture as described under "— Covenants — Limitation on Liens" and "— Covenants — Limitation on Sale and Leaseback" with respect to any series of Securities,

upon the deposit with the trustee or, in the case of a discharge of obligations, 91 days after that deposit, in trust, of money or the equivalent in securities of the government that issued the currency in which the securities are denominated or government agencies backed by the full faith and credit of that government, or a combination thereof, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of, including any mandatory sinking fund payments, and interest on, and any repurchase obligations with respect to, that series of securities on the dates such payments are due in accordance with the terms of the securities.

To exercise any such option, no event of default, or event which with notice or lapse of time would become an event of default, with respect to such series of securities shall have occurred and be continuing. TRW is required to deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the securities to recognize income, gain or loss for United States Federal income tax purposes and, in the case of a discharge of obligations, accompanied by a ruling to that effect received from or published by the Internal Revenue Service.

Modification of the Indenture

We may, without the consent of any holder of debt securities issued under the indenture, enter into one or more supplemental indentures to, among other things,

- cure any ambiguity
- correct or supplement any provision that may be defective or inconsistent with any other provision, or
- make such other provisions under the indenture as shall not adversely affect the interests of the holders of the debt securities issued under the indenture.

In addition, our rights and obligations and the rights of the holders of the debt securities may be modified by us with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities of each series to be affected. However, we may not, without the consent of the holders of all outstanding debt securities to be affected, make modifications that would, among other things:

- change the maturity of any debt security;
- reduce the principal amount of any debt security or any premium on any debt security;
- reduce the rate or extend the time of payment of interest on any debt security;
- change the method of computing the amount of principal of any debt security on any date; or
- reduce the percentage of outstanding debt securities of each series whose consent is needed to modify or alter the indenture.

A supplemental indenture which changes or eliminates any covenant or other provision of the indenture which has expressly been included solely for the benefit of one or more particular series of debt securities, or which modifies the rights of the holders of debt securities of that series with respect to that covenant or other provision, shall be deemed not to affect the rights under the indenture of the holders of debt securities of any other series.

The Trustee

The Chase Manhattan Bank is the trustee under the indenture. The trustee is a depository for funds and performs other services for, and transacts other banking business with, TRW in the normal course of business.

The holders of a majority of the total principal amount of all outstanding debt securities will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

If an event of default occurs and is not cured or waived, the trustee will be required to exercise the rights and powers under the indenture and to use the degree of care and skill in their exercise that a prudent man would exercise or use in the conduct of his own affairs. Other than this requirement, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the debt securities of any series, unless they have offered the trustee reasonable security or indemnity.

Governing Law

The indenture is governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of

(1) 500,000,000 shares of common stock,

(2) 99,536 shares of Serial Preference Stock, without par value, the "Serial Preference Stock," and

(3) 5,000,000 shares of Serial Preference Stock II, without par value, the "Serial Preference Stock II" and, together with the Serial Preference Stock, the "Preference Stock."

The following is a summary of the material provisions concerning our capital stock contained in our Amended Articles of Incorporation, our Regulations and the Rights Agreement, dated as of April 24, 1996, between us and National City Bank, as rights agent. This summary does not restate those documents in their entirety. We have filed the Articles, Regulations and Rights Agreement with the SEC. See "Available Information" and "Incorporation of Certain Documents by Reference" on page 2 of this prospectus for information on how to obtain a copy of those documents. We urge you to read the Articles, Regulations and Rights Agreement, because those documents, and not this description, defines your rights as holders of our equity securities.

Common Stock

As of November 5, 1999, there were 133,574,211 shares of common stock issued, 11,960,549 shares held in treasury and 121,613,662 shares outstanding and held of record by 23,313 shareholders. Holders of the shares of common stock have no preemptive or conversion rights. We are not entitled to make further calls or assessment on the common stock. Each share of common stock is entitled to one vote on the election of directors and all other matters on which shareholders are entitled to vote. The holders of common stock are not entitled to cumulative voting rights, except if requested pursuant to Ohio law. The outstanding shares of common stock are listed on the New York, Chicago, Philadelphia, Pacific, Frankfurt and London Stock Exchanges.

Holders of common stock are entitled to receive dividends and other distributions when, as and if declared from time to time by our board of directors out of funds legally available for that purpose. These rights are subject to any preferential rights of, and sinking fund or redemption or purchase rights with respect to, outstanding shares of Preference Stock. We are not permitted to pay dividends to holders of common stock if we have not paid or provided for the dividends fixed with respect to the Preference Stock.

If TRW were voluntarily or involuntarily liquidated, dissolved or wound up, the holders of outstanding shares of common stock would be entitled to share ratably in all assets remaining after payment of liabilities and after satisfaction of prior distribution rights and payment of any distributions owing to holders of shares of Preference Stock then outstanding.

Preference Stock

Our board of directors has the authority, without further action by the shareholders, to issue Preference Stock. The board of directors may issue Preference Stock in one or more series and may fix the rights, designations, preferences, privileges, qualifications and restrictions thereof, including dividend rights, conversion rights, terms and rights of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the common stock. Shares of Preference Stock rank, as to dividend and liquidation rights, senior to common stock and on a parity with each other. Dividends on Preference Stock are cumulative from the date of issuance or from such other date or dates as may be fixed for the series by the board of directors. The board of directors, without action of the shareholders, can issue shares of

Preference Stock with conversion, voting and other rights that could adversely affect the rights of the holders of shares of common stock.

Serial Preference Stock

As of the date of this prospectus, we have 99,536 authorized shares of Serial Preference Stock. As of the date of this prospectus, we have no shares of Serial Preference Stock outstanding.

Rights Upon Liquidation. The holders of Serial Preference Stock are entitled to receive $100 per share in the event of any involuntary liquidation, dissolution or winding up of our affairs.

Voting Rights. The holders of Serial Preference Stock are entitled to two votes per share. Holders of common stock, Serial Preference Stock II and Serial Preference Stock vote together as one class on all matters, except following certain defaults in the payment of dividends on the Preference Stock as specified in our Articles, or with respect to certain transactions or amendments to our Articles, which require holders of Serial Preference Stock II and Serial Preference Stock to vote separately as two classes.

Serial Preference Stock II

As of October 1, 1999, we have two series of Serial Preference Stock II outstanding:

- Cumulative Preference Stock II, $4.40 Convertible Series 1, "Series 1;" and

- Cumulative Serial Preference Stock II, $4.50 Convertible Series 3, "Series 3."

As of November 5, 1999, TRW had 1,735,000 authorized shares of Series 1, of which 35,161 shares were outstanding, and 2,120,000 authorized shares of Series 3, of which 64,405 shares were outstanding.

In addition, 1,145,000 shares of Cumulative Redeemable Serial Preference Stock II, Series 4, "Series 4" are authorized. As of October 1, 1999, no shares of Series 4 were outstanding.

Dividends and Rights Upon Liquidation. The fixed annual dividend rates are $4.40 per share for Series 1 and $4.50 per share for Series 3. The quarterly dividend rate fixed for each share of Series 4 is the lesser of $100 or 100 times the aggregate per share dividend amounts declared on a share of common stock since the immediately preceding quarterly dividend payment date.

The holders of outstanding shares of Series 1 are entitled to receive $104 per share and the holders of Series 3 are entitled to receive $40 per share, in case of any involuntary liquidation, dissolution or winding up of the affairs of TRW. These holders are entitled to receive an amount equal to the redemption price in effect on the distribution date in case of any voluntary liquidation, dissolution or winding up of the affairs of TRW. In the event of any liquidation, dissolution or winding up of the affairs of TRW, the holders of outstanding shares of Series 4 are entitled to receive an amount per share at least equal to the redemption price in effect on the distribution date.

Voting Rights. Each share of Serial Preference Stock II is entitled to one vote per share. Holders of common stock, Serial Preference Stock II and Serial Preference Stock vote together as one class on all matters, except following certain defaults in the payment of dividends on the Preference Stock, or with respect to certain transactions or amendments to our Articles, which require holders of Serial Preference Stock II and Serial Preference Stock to vote separately as two classes.

Conversion at the Option of the Holder. Each share of Series 1 is convertible into 8.8 shares of common stock, as adjusted, at the option of the holder at any time prior to redemption. Each share of Series 3 is convertible into 7.448 shares of common stock, as adjusted, at the option of the holder at any time prior to redemption. The Articles provide that these conversion ratios will be adjusted to reflect stock splits, stock dividends, combinations and certain issuances of securities and distributions.

Shares of Series 4 are not convertible into shares of common stock.

Redemption. We have the right to redeem all the outstanding shares of Serial Preference Stock II. Shares of Series 1 are redeemable at a price of $104 per share and shares of Series 3 are redeemable at a price of $100 per share. Shares of Series 4 are redeemable at a price of $30,000 per share, as that amount may be adjusted from time to time pursuant to the Rights Agreement.

Rights Agreement

Under the Rights Agreement, each outstanding share of common stock is accompanied by one-half of one right to purchase a share of Series 4 if a "distribution date" occurs. We describe the meaning of "distribution date" below. We refer to these purchase rights as the "rights".

Until a distribution date occurs, the rights can be transferred only with the common stock. The rights are not exercisable prior to a distribution date. Until a right is exercised, holding a right will not give the holder any rights as a shareholder of TRW, such as the right to vote or to receive dividends.

Distribution of Rights

No right is exercisable at any time prior to a "distribution date." On the occurrence of a distribution date, the rights will separate from the common stock and become exercisable. A "distribution date" will occur upon the earliest of the close of business on:

(1) the tenth business day after a public announcement that a person or group of affiliated or associated persons, an "acquiring person," has acquired or obtained the right to acquire beneficial ownership of 20% or more of the total voting rights of the outstanding shares of our capital stock which by its terms may be voted on all matters submitted to our shareholders generally. However, an acquiring person will not include

  (a) us,

  (b) any of our subsidiaries,

  (c) any of our employee benefit plans or any entity holding shares for or pursuant to any such plan,

  (d) any person who acquires voting securities from us in transactions approved by our board of directors,

  (e) any person who becomes the beneficial owner of 20% or more of the outstanding voting shares as a result of an acquisition of shares by us, so long as that person does not later acquire additional voting shares, or

  (f) any person whom our board of directors determines inadvertently became the owner of 20% of our voting shares and who promptly divests shares to fall below that level.

(2) the tenth business day, or such later date as may be specified by a majority of our board of directors, after the date of the commencement of a tender or exchange offer the consummation of which would result in a person or group beneficially owning 20% or

more of the outstanding shares of our capital stock that by its terms may be voted on all matters submitted to our shareholders generally; and

(3) the tenth business day after a “flip-in” or “flip-over” event described below occurs, which results in the rights becoming exercisable to purchase shares of our common stock or common stock of another person.

Exercise

Following a distribution date, holders of rights will be entitled to purchase from us one one-hundredth of a share of Series 4 at a purchase price of $300 per one one-hundredth of a share of Series 4, subject to adjustment. Upon the occurrence of certain events described below, the rights will become exercisable to purchase shares of our common stock or common stock of another person instead of shares of Series 4.

If

(1) an acquiring person merges into or combines with us where we are the surviving corporation or engages in one or more “self-dealing” transactions with us as described in our rights agreement,

(2) during the time that there is an acquiring person, there is a reclassification of securities or other transaction that increases by more than 1% the amount of our securities owned by the acquiring person,

(3) any person or group becomes an acquiring person,

(4) our board of directors determines that a person is or intends to, or that a person has announced an intention to, become the owner of a what the board determines is a substantial amount of voting shares, which must be at least 5% of the outstanding voting shares, and that such ownership is causing or may reasonably be anticipated to cause a material adverse effect on our government contracting business; such a person, an “adverse person,” or

(5) our board of directors has established a specific percentage of voting shares as to any specific person that, if owned by that person, will result in that person being declared an adverse person in accordance with the criteria set forth in the preceding clause (4) and that person acquires that percentage of voting shares,

then the rights will “flip-in”. At the time that the rights “flip-in,” the rights beneficially owned by any acquiring person or an adverse person will become null and void and the other holders of rights will be entitled to purchase, at the exercise price of the right, a number of shares of our common stock, or in some circumstances cash, property or other securities of TRW or any combination thereof, with a market value equal to twice the exercise price of the right.

If, after any person has become an acquiring person,

(1) we merge with or into any person and we are not the surviving corporation,

(2) any person merges with or into us and we are the surviving corporation, but our common stock is changed or exchanged, or

(3) 50% or more of our assets or earning power, including securities creating obligations of TRW, is sold to any person,

then the rights will “flip-over.” At the time that the rights “flip-over,” each holder of a right, other than rights held by an acquiring person or an adverse person, will have the right to receive, upon exercise of the rights of the Series 4 purchase price, a number of shares of common stock, or in some circumstances, an economically equivalent security or securities, of

such other person with a market value at the time of the transaction equal to twice the exercise price of the right.

Exercise Price

The purchase price payable on exercise of the rights, and the number of shares of Series 4 or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment in the purchase price of at least one percent. No fractional shares of Series 4 will be issued, other than fractions that are integral multiples of one one-hundredth of a share of Series 4. Instead of issuing fractional shares, we will make a payment in cash based on the market price of the shares of Series 4 on the last trading day prior to the date of exercise.

Redemption of Rights

The rights expire on April 24, 2006, unless our board of directors decides to redeem them before that time. The redemption price is $.01 per right, subject to adjustment. We may redeem the rights at the redemption price at any time prior to the earlier of (i) the close of business on the tenth business day after the first occurrence of a flip-in event or a flip-over event or (ii) April 24, 2006. If we redeem any of the rights, we must redeem them all. Our board of directors may not redeem the rights after they declare a person to be an adverse person.

Once the board of directors elects to redeem the rights, the right to exercise the rights will terminate and the only right of holders of rights will be to receive the redemption price. We will give notice of any redemption to the holders of the then outstanding rights by mailing a notice to those holders at their addresses as they appear on the registry books of the rights agent.

Exchange Right

After a flip-in event or a flip-over event occurs, but before any person or group of affiliated or associated persons becomes the beneficial owner of 50% or more of the then outstanding shares of common stock, we may exchange all or part of the then outstanding and exercisable rights for shares of common stock at an exchange ratio of one share of common stock per right, as adjusted.

Once the board of directors orders the exchange of any rights, the right to exercise those rights will terminate and the only right thereafter of a holder of those rights will be to receive the appropriate number of shares of common stock in exchange. We will give notice of any exchange by making a public announcement and by mailing notice of the exchange to all the holders of the affected rights at their addresses on the registry books of the rights agent.

Amendments

We may amend the rights agreement without the approval of any holders of rights in order to cure any ambiguity, to correct or supplement any defective or inconsistent provision, or to make any other provisions with respect to the rights as we may deem necessary or desirable. From and after the earlier of (i) the distribution date or (ii) the date on which the board of directors declare any person to be an adverse person, however, the rights agreement may not be amended in any manner that would adversely affect the interests of the holders of rights. We may at any time prior to that time amend the rights agreement to lower the ownership thresholds governing when a beneficial owner becomes an acquiring person, and therefore when the distribution date occurs, to not less than the greater of (a) the sum of .001% plus the largest percentage of outstanding shares of common stock then beneficially owned by any person other than us, any of our subsidiaries, any of our employee benefit plans or stock ownership plans or

any person who acquires voting shares from us in transactions approved by our board of directors, or (b) 10%.

Purpose and Effect of Rights

The rights are designed to protect our interests and the interests of our shareholders against coercive takeover tactics. The purpose of the rights is to encourage potential acquirers to negotiate with our board of directors before attempting a takeover and to provide the board of directors with leverage in negotiating the terms of any proposed takeover on behalf of all shareholders. The rights may have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. The rights should not interfere with any merger or other business combination approved by our board of directors since the board of directors may, at their option, at any time until ten business days after the first occurrence of a flip-in event or a flip-over event, redeem all of the then outstanding rights at the applicable redemption price.

Ohio Law and Certain Charter Provisions

There are statutory provisions of Ohio law and provisions in our Articles and Regulations that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or changes in management of TRW, including transactions in which TRW shareholders might otherwise receive a premium over the then-current market prices for their shares.

Our Articles and Regulations contain various provisions that may have the effect, either alone or in combination with each other, of making more difficult or discouraging a business combination or an attempt to obtain control of TRW that is not approved by the board of directors. These provisions include:

(1) the right of the board of directors to issue unissued and unreserved shares of common stock without shareholder approval;

(2) the right of the board of directors to issue shares of Preference Stock in one or more series and to designate the number of shares of those series and the relative rights and preferences of those series, including voting rights, redemption terms and prices and conversion rights, without further shareholder approval;

(3) a board of directors divided into three classes such that directors are elected to serve for three-year staggered terms;

(4) provisions prohibiting the removal of directors without cause except upon the vote of holders of two-thirds of the combined voting power represented by the outstanding shares of common stock, Serial Preference Stock and Serial Preference Stock II; and

(5) provisions restricting the ability of shareholders to call a special meeting except upon the consent of shareholders representing 35% of the outstanding shares entitled to vote at that special meeting.

Under Ohio law, any person who proposes to make a “control share acquisition” must provide written notice thereof to the target corporation and must obtain prior shareholder approval. A “control share acquisition” is the acquisition of shares in an “issuing public corporation” resulting in the person being able to exercise voting power in the election of directors of the issuing public corporation within three ranges:

(1) one-fifth to one-third,

(2) one-third to one-half, and

(3) more than one-half

of that voting power. TRW is an “issuing public corporation.”

Further, Ohio law prohibits any person who owns 10% or more of an issuing public corporation’s stock from engaging in mergers, consolidations, majority share acquisitions, asset sales, loans and other specified transactions with the corporation for a three-year period after acquiring the 10% ownership, unless approval is first obtained from the corporation’s board of directors. After the three-year waiting period, the 10% shareholder can complete the transaction only if, among other things: (a) approval is received from two-thirds of all voting shares and from a majority of shares not held by the 10% shareholder or certain affiliated persons; or (b) the transaction meets specified criteria designed to ensure fairness to all remaining shareholders. TRW is an issuing public corporation under this statute.

Transfer Agents and Registrars

The transfer agents for the common stock are TRW and National City Bank; the registrar is National City Bank. The rights agent is also National City Bank. These agents are located in Cleveland, Ohio.

Agreements

TRW is, and from time to time will become, a party to agreements which may have the effect of restricting dividends and other distributions on, and the purchase, redemption or retirement of, our capital stock.

DESCRIPTION OF WARRANTS

TRW may issue debt warrants for the purchase of debt securities or common stock warrants for the purchase of common stock. Debt warrants and common stock warrants are referred to in this prospectus collectively as “Securities Warrants”. Securities Warrants may be issued independently or together with any debt securities or common stock offered by any prospectus supplement and may be attached to or separate from those debt securities or common stock.

Each series of Securities Warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with warrant certificates evidencing the Securities Warrants. The warrant agent will not assume any obligation or relationship of agency or trust for or with any holders of warrant certificates or beneficial owners of Securities Warrants.

This prospectus summarizes the material terms of the form of warrant agreements and warrant certificates which have been filed as exhibits to the registration statement. This summary does not restate those documents in their entirety. You should read the warrant agreement and warrant certificate for provisions summarized below and others that may be important to you.

General

The prospectus supplement relating to a particular series of warrants will include the specific forms of the series, including, where applicable, the following:

- the title of the Securities Warrants;
- the offering price;
- the currency or currency units in which the purchase price for offered Securities Warrants may be payable;
- the title, total principal amount, currency or currency units and other terms of debt securities purchasable upon exercise of debt warrants;

- the number of shares of common stock purchasable upon the exercise of a common stock warrant;
- the redemption or call provisions, if any, applicable to the Securities Warrants;
- the designation and terms of the debt securities with which the offered debt warrants are issued and the number of debt warrants issued with each such debt security;
- the date on and after which the Securities Warrants and the related debt securities or shares of common stock will be separately transferable;
- the price and currency or currency units at which the amount of debt securities or shares of common stock, as the case may be, may be purchased upon exercise;
- the date on which the right to exercise the Securities Warrants begins and the date on which the right to exercise expires, the "expiration date;"
- the minimum and maximum amount of Securities Warrants that may be exercised at any one time;
- the antidilution provisions of the Securities Warrants, if any;
- United States Federal income tax consequences applicable to that Securities Warrant;
- whether the Securities Warrants represented by the warrant certificates will be issued in registered or bearer form; and
- any other terms of the Securities Warrants, including terms, procedures and limitations relating to exchange and exercise of the Securities Warrants.

Transfers and Exchange

Warrant certificates may be exchanged for new warrant certificates of different denominations, may, if in registered form, be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent. We may specify other offices where these activities may be conducted in an applicable prospectus supplement. Before the exercise of any Securities Warrants, holders of the Securities Warrants will not have any of the rights of holders of the debt securities or common stock, as the case may be, purchasable upon exercise. This means holders of debt warrants will not have the right to receive payments of principal, premium, if any, or interest, if any, on the debt securities purchasable upon exercise or to enforce covenants in the indenture governing the underlying debt securities. Holders of common stock warrants will not have the right to receive payments of dividends, if any, on the common stock purchasable upon such exercise or to exercise any applicable right to vote.

Exercise

Each Securities Warrant will entitle the holder to purchase the principal amount of debt securities or the number of shares of common stock at the exercise price that is set forth in, or calculable from, an applicable prospectus supplement. Holders will be able to exercise Securities Warrants at any time up to the time on the expiration date set forth in an applicable prospectus supplement. After that time, or a later date to which such expiration date may be extended by us, unexercised Securities Warrants will become void.

Holders will be able to exercise Securities Warrants by delivering to the warrant agent at its corporate trust office warrant certificates properly completed and payment of the exercise price. As soon as practicable after such delivery, we will issue and deliver to the indicated holder the debt securities or shares of common stock issuable upon that exercise. If fewer than all of the Securities Warrants represented by a warrant certificate are exercised, we will issue a new warrant certificate for the remaining number of Securities Warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

The following description, together with applicable prospectus supplements, summarizes the material terms and provisions of the stock purchase contracts and stock purchase units that we may offer pursuant to this prospectus.

We may issue stock purchase contracts representing contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of shares of common stock at a future date or dates.

The price per share of common stock and number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of stock purchase units consisting of a stock purchase contract and debt securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the common stock under the stock purchase contracts.

The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice-versa. These payments may be unsecured or prefunded on some basis that will be set forth in the applicable prospectus supplement. Holders may be required to secure their obligations under the stock purchase contracts in a manner specified in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus in any one or more, or in any combination, of the following ways:

- directly to purchasers;
- through agents;
- through dealers; or
- through underwriters.

Agents or dealers may be deemed to be "underwriters" within the meaning of the Securities Act.

We may solicit offers to purchase securities directly or through agents we designate and identify in the applicable prospectus supplement. We will name any agent and set forth any commissions payable by us to the agent in the applicable prospectus supplement.

If we use underwriters or dealers in a sale, the securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale. Underwriters may offer the securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more underwriters. Unless otherwise indicated in the applicable prospectus supplement, the underwriters will be required to purchase securities only if customary closing conditions are satisfied, or waived by the underwriters, and the underwriters will be obligated to purchase all of such securities if any are purchased. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Agents, dealers and underwriters may be entitled under agreements between them and us to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution to payments which may be required to be made in respect thereof. Agents, dealers or underwriters that purchase securities offered hereby and by the applicable prospectus

supplement may engage in transactions with or perform services for us in the ordinary course of business.

We may authorize agents, underwriters or dealers to solicit offers by institutions to purchase securities from us pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the applicable prospectus supplement. Institutions with whom delayed delivery contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions but will in all cases require our approval. Conditions to the consummation of delayed delivery contracts will be set forth in the applicable prospectus supplement. We will pay the commission indicated in a prospectus supplement to underwriters and agents soliciting purchases of securities pursuant to delayed delivery contracts accepted by us. The underwriters and persons soliciting delayed delivery contracts will have no responsibility for the validity or performance of any of those contracts.

The place and time of delivery for the securities will be set forth in the applicable prospectus supplement.

LEGAL OPINIONS

William B. Lawrence, who is our Executive Vice President, General Counsel and Secretary, will issue an opinion about the legality of the offered securities for us. Cravath, Swaine & Moore of New York City, or such other counsel as may be identified in the applicable prospectus supplement, will issue such an opinion on behalf of any agent, underwriter or dealer.

EXPERTS

Ernst & Young LLP, independent auditors, have audited TRW’s consolidated financial statements included in Amendment No. 1 to TRW’s Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus. TRW’s consolidated financial statements are incorporated into this prospectus by reference in reliance on Ernst & Young LLP’s report, given upon their authority as experts in accounting and auditing.

The consolidated financial statements of LucasVarity as of January 31, 1999 and 1998, and for each of the years in the two-year period ended January 31, 1999, have been incorporated by reference into this prospectus in reliance upon the report of KPMG Audit Plc, independent auditors, incorporated into this prospectus by reference, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of LucasVarity for the six month period ended January 31, 1997 have been incorporated by reference into this prospectus in reliance upon the joint report of KPMG Audit Plc and Ernst & Young, independent auditors, incorporated into this prospectus by reference, upon the authority of such firms as experts in accounting and auditing.

Ernst & Young, independent auditors, have audited LucasVarity’s consolidated financial statements for the year ended July 31, 1996 appearing in TRW’s Current Report on Form 8-K/A dated May 17, 1999, as set forth in their report which is incorporated by reference in this prospectus. Those consolidated financial statements are incorporated into this prospectus by reference in reliance on Ernst & Young’s report, upon their authority as experts in accounting and auditing.

INDEPENDENT APPRAISAL

Certain LucasVarity assets were appraised by American Appraisal Associates, Inc. These assets included inventories, fixed assets, identifiable intangibles and in-process research and development projects and have been included in TRW's unaudited consolidated balance sheets incorporated herein by reference based on their preliminary appraised values.

May 23, 2000

$500,000,000

TRW Inc.

8 3/4% Notes due 2006

Prospectus Supplement

Joint Book-Running Managers

Banc of America Securities LLC **Salomon Smith Barney**

Senior Co-Managers

Chase Securities Inc. **Goldman, Sachs & Co.**
J.P. Morgan & Co. **Morgan Stanley Dean Witter**

Co-Managers

Banc One Capital Markets, Inc. **Blaylock & Partners, L.P.**
McDonald Investments Inc. **Mellon Financial Markets, LLC**
(A KeyCorp Company)